SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 01 September 2008

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

Exhibit 1.1 Transaction in Own Shares announcement released on 1 August 2008
Exhibit 1.2 Transaction in Own Shares announcement released on 4 August 2008
Exhibit 1.3 Transaction in Own Shares announcement released on 5 August 2008
Exhibit 1.4 Transaction in Own Shares announcement released on 6 August 2008
Exhibit 1.5 BP, Verenium in biofuels research deal announcement released on 6 August 2008
Exhibit 1.6 Transaction in Own Shares announcement released on 7 August 2008
Exhibit 1.7 Transaction in Own Shares announcement released on 8 August 2008
Exhibit 1.8 Transaction in Own Shares announcement released on 11 August 2008
Exhibit 1.9 Director/PDMR Shareholding announcement released on 11 August 2008
Exhibit 2.0 Transaction in Own Shares announcement released on 12 August 2008
Exhibit 2.1 Transaction in Own Shares announcement released on 13 August 2008
Exhibit 2.2 Transaction in Own Shares announcement released on 14 August 2008
Exhibit 2.3 Transaction in Own Shares announcement released on 15 August 2008
Exhibit 2.4 Transaction in Own Shares announcement released on 18 August 2008
Exhibit 2.5 Transaction in Own Shares announcement released on 19 August 2008
Exhibit 2.6 Transaction in Own Shares announcement released on 20 August 2008
Exhibit 2.7 Transaction in Own Shares announcement released on 21 August 2008
Exhibit 2.8 Transaction in Own Shares announcement released on 22 August 2008
Exhibit 2.9 Transaction in Own Shares announcement released on 26 August 2008
Exhibit 3.0 Transaction in Own Shares announcement released on 27 August 2008
Exhibit 3.1 Transaction in Own Shares announcement released on 28 August 2008
Exhibit 3.2 Transaction in Own Shares announcement released on 29 August 2008
Exhibit 3.3 Total Voting Rights announcement released on 29 August 2008

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1 August 2008

BP p.l.c. announces that on 31 July 2008, it purchased for cancellation 1,925,000 ordinary shares at prices between 514.75 pence and 526.75 pence per share.
Following the above transaction BP p.l.c. holds 1,902,942,828 ordinary shares in Treasury, and has 18,775,587,875 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 August 2008

BP p.l.c. announces that on 1 August 2008, it purchased for cancellation 1,940,000 ordinary shares at prices between 512.00 pence and 522.00 pence per share.

Following the above transaction BP p.l.c. holds 1,902,942,828 ordinary shares in Treasury, and has 18,773,656,875 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 August 2008

BP p.l.c. announces that on 4 August 2008, it purchased for cancellation 1,450,000 ordinary shares at prices between 517.00 pence and 524.00 pence per share.

BP p.l.c. also announces that on 4 August 2008 it transferred to participants in its employee share schemes 73,730 ordinary shares at a price of 521.25 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,902,869,098 ordinary shares in Treasury, and has 18,772,280,605 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. -
6
 August 2008

BP p.l.c. announces that on
5
 August 2008, it purchased for cancellation 1,9
75
,000 ordinary shares at prices between 5
02.50
 pence and
513.75
 pence per share.

Following the above transaction BP p.l.c. holds
1,902,869,098

ordinary shares in Treasury, and has
18,770,311,605

ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.5

BP p.l.c. - BP, Verenium in biofuels research deal
BP p.l.c. - 6 August 2008

BP
and Verenium
announce

significant partnership
 to accelerate the commercialization of cellulosic ethanol

-
Collaboration assembles core capabilities across

biofuels value chain to
 accelerate
commercial-scale
cellulosic
ethanol production
 using non-food feedstocks

- Initial phase includes $90 million in total funding
 by BP

to Ver
en
ium
over 18 months

August
6
, 2008

- BP
and Verenium Corporation
(Nasdaq: VRNM),
today announced the creation of a strategic
partnership
to accelerate the development and commercialization of cellulosic ethanol
.

The
partnership combines

a broad
technology
platform
and operational capabilities
in an effort to
advance the
development of a portfolio of low-cost, environmentally-sound cellulosic ethanol production facilities in the
United States
, and potentially throughout the world.
Under the initial phase of the strategic alliance,
Verenium is to receive $90 million in total funding from BP over the next 18 months for rights to current and future technology held within the partnership.

"
We are very excited and proud to be partnering with

BP, a world leader in both the traditional and alternative energy industries that shares our commitment and vision to rapidly evolve next-generation ethanol into a commercial-scale solution for our energy needs," said Carlos A. Riva, President and Chief Executive Officer at Verenium.

"In addition to BP's world-class capabilities in traditional energy production, logistics and distribution, their commitment to accelerate the development of the global biofuels market was a significant factor in our decision to partner with BP. In addition, both organizations are aligned on the significant market opportunity and operational imperatives for achieving rapid commercial-scale success."

"
BP is very pleased to be entering this important relationship with Verenium
.
We

believe energy crops like sugar cane, miscanthus and energy cane are the best feedstocks
to deliver economic, sustainable and scaleable biofuels to the world. This deal puts us at the front of the cellulosic biofuels game
,
"

said
Sue Ellerbusch
, p
resident
of
BP
B
iofuels
North America.

"
In partnering with Verenium, w
e now have the most advanced technology for transforming these energy grasses to biofuels, increasing
 our

ability

to
invest earlier
in the
US
 to meet the requirements for cellulosic ethanol laid out in the recent energy bill. We also have the possibility

of
 enhanc
ing

the
productivity
of
our Brazilian assets. Verenium ha
s
 already demonstrated the technology
,
 mak
ing
 this real and an appropriate fit with our commitment to bring more sustainable biofuels to the market more quickly."

The initial phase of the strategic alliance utilizes Verenium's advanced technology for cellulosic ethanol production as the platform for a joint development effort between BP and Verenium. The companies have formed a Special Purpose Entity (SPE) that is equally owned by BP and Verenium and will license existing intellectual property from each company and own jointly-developed intellectual property in the field of cellulosic ethanol production. All intellectual property owned prior to the formation of the SPE will be retained by each respective company.

Further, the SPE will serve as the licensing entity to enable all cellulosic ethanol production projects.

The financial terms of this initial phase of the strategic alliance include:

  $45 million, payable in three
  instal
  l
  ments
   over the next twelve months, for broad access to Verenium's cellulosic ethanol technology platform, production facilities, and employee scientific knowledge and expertise
  . At closing, Verenium will receive
  the
   first
  $24.5M
   of this amount
  .

  $2.5 million per month to co-fund Verenium's various scientific and technical initiatives within the cellulosic ethanol field. The companies' joint efforts in the field will be directed by a Joint Development Agreement the
  in
  i
  tial term
   of which
  is 18 months.

Beyond the initial phase of this alliance, the companies expect to negotiate a second phase of the relationship focused on the development of a Joint Venture (
JV)
 to accelerate the commercial deployment of the technologies from the SPE into commercial-scale cellulosic ethanol production facilities. While the primary and initial
 focus of the JV

will be on facilities jointly-owned
by
BP and Verenium in the
United States
, the SPE
technologies
may

also be licensable to third-party commercial projects. It is the companies' intention to negotiate and finalize this second phase of the strategic alliance, including incremental financial terms for co-funding the JV
.

Lazard
acted
as financial advisor to Verenium
in connection with the
transaction.

C
onference Call
Verenium and
BP will host a joint conference call with live webcast at
10
:00
 a.m. EDT.

The call may be accessed by dialing
866-825-1692
(domestic) or
617-213-8059
 (international) five minutes prior to start time and providing the passcode
71026740.

A link to the live webcast may be accessed by visiting Verenium's website at
www.verenium.com
 or the BP biofuels website at www.bp.com/biofuels.

A replay of the call will be archived on both Companies' websites for 30 days.

Cellulosic Ethanol
Cellulosic ethanol is a renewable fuel source produced from biomass-derived products such as sugarcane waste (bagasse), switchgrass, rice straw and wood chips. Cellulose, a long-chain polysaccharide found in nearly all plant life, is the most abundant molecule on earth.

Cellulosic ethanol uses advanced biological science to reduce the cost of ethanol production and enable access to a wide variety of biomass. Unlike traditional ethanol manufactured from corn cellulosic ethanol production utilizes non-food, plant biomass as its feedstock source. The biomass is first broken down into fermentable sugars using acid or enzymatic hydrolysis and industrial enzymes, after which the sugars are fermented into ethanol using various fermentation organisms. Ethanol produced from cellulosic biomass is believed to have many benefits over first-generation ethanol including, the use of non-food feedstock, substantially greater yield than grain ethanol per acre of feedstock, minimal exposure to volatile commodity price risks across the production process and a more favorable environmental impact.
It also offers the potential to deliver significant greenhouse gas emission reductions of 80-90% compared to grain ethanol at GHG emission reductions of 0-70%.

The

Energy Bill
The production of cellulosic ethanol in the
United States
 is supported by the Energy Independence and Security Act of 2007, which mandates
21 billion gallons of

advanced biofuel production
 by 2022,
of which 16 billion gallons must come from cellulosic ethanol
.

Verenium
Verenium Corporation is a leader in the development and commercialization of next-generation cellulosic ethanol, an environmentally-friendly and renewable transportation fuel, as well as high-performance specialty enzymes for applications within the alternative fuels, specialty industrial processes, and animal nutrition and health markets. The Company possesses integrated, end-to-end capabilities in pre-treatment, novel enzyme development, fermentation, engineering, and project development and is moving rapidly to commercialize its proprietary technology for the production of ethanol from a wide array of cellulosic feedstocks, including dedicated energy crops, sugarcane bagasse, agricultural waste, and wood products.

In addition to the vast potential for biofuels, a multitude of large-scale industrial opportunities exist for the Company relating to products derived from the production of low-cost, biomass-derived sugars.

Verenium's Specialty Enzyme business harnesses the power of enzymes to create a broad range of specialty products to meet high-value commercial needs.

Verenium's world class R&D organization is renowned for its capabilities in the rapid screening, identification, and expression of enzymes-proteins that act as the catalysts of biochemical reactions.

For more information, visit http://www.verenium.com.

BP
BP is of one of the world's largest energy companies, providing its customers with fuel for transportation, energy for heat and light, retail services and petrochemicals products for everyday items. It is the largest oil and gas producer in the
U.S.
 and one of the largest refiners. BP also has a global network of around 25,000 service stations.

BP is a leading player in the global biofuels market. In the
US
, BP blended and distributed 763 million
US
 gallons of ethanol and about 1 million
US
 gallons of biodiesel
during
2007. In
Europe
, BP sold 344 million liters of ethanol and 847 million liters of biodiesel during
2007. BP's sales of biofuels in 2007 accounted for about 10% of the global biofuels market
.
# # #

Contacts
:

Verenium:

Kelly Lindenboo m Vice President, Corporate Communications +1 617-674-5335 kelly.lindenboom@verenium.com	Sarah Carmody Sr. Corporate Communications Associate +1 617-674-5357 sarah.carmody@verenium.com

BP:

BP U.S. Press Office, Houston : +1 281 - 366-1236 BP Press Office, London : +44 (0)207 496 4076 bppress@bp.com

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 7 August 2008

BP p.l.c. announces that on 6 August 2008, it purchased for cancellation 1,641,663 ordinary shares at prices between 507.75 pence and 520.00 pence per share.

BP p.l.c. also announces that on 6 August 2008 it transferred to participants in its employee share schemes 2,801 o rdinary shares at a price of 500.00 pence
. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,902,866,297 ordinary shares in Treasury, and has 18,768,672,743 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 8 August 2008

BP p.l.c. announces that on 7 August 2008, it purchased for cancellation 611,287 ordinary shares at prices between 524.75 pence and 530.00 pence per share.

Following the above transaction BP p.l.c. holds 1,902,866,297 ordinary shares in Treasury, and has 18,768,095,386 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 August 2008

BP p.l.c. announces that on 8 August 2008, it purchased for cancellation 1,490,000 ordinary shares at prices between 515.75 pence and 531.00 pence per share.
Following the above transaction BP p.l.c. holds 1,902,866,297 ordinary shares in Treasury, and has 18,766,618,436 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.9

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 August 2008

BP p.l.c. was advised on 11 August 2008 by Computershare Plan Managers that on 11 August 2008 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £5.195 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward	64 shares
Mr I.C. Conn	64 shares

Other Persons Discharging Managerial Responsibilities

Mr R Bondy	64 shares
Mrs V. Cox	64 shares
Mr J. Mogford	64 shares
Mr S. Westwell	64 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1
2
 August 2008

BP p.l.c. announces that on
11
 August 2008, it purchased for cancellation 1,
970
,000 ordinary shares at prices between 51
7
.75 pence and 5
29
.
25
 pence per share.

Following the above transaction BP p.l.c. holds
1,902,866,297
ordinary shares in Treasury, and has
18,764,648,436
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.     Tel: 020 7496 4632

Exhibit 2.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 August 2008

BP p.l.c. announces that on 12 August 2008, it purchased for cancellation 975,000 ordinary shares at prices between 523.50 pence and 533.00 pence per share.

Following the above transaction BP p.l.c. holds 1,902,866,297 ordinary shares in Treasury, and has 18,763,674,636 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 August 2008

BP p.l.c. announces that on 13 August 2008, it purchased for cancellation 2,025,000 ordinary shares at prices between 521.25 pence and 532.00 pence per share.

BP p.l.c. also announces that on 13 August 2008 it transferred to participants in its employee share schemes 17,630 ordi nary shares at prices between 350 pence and 5
00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,902,848,667 ordinary shares in Treasury, and has 18,761,667,266 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 August 2008

BP p.l.c. announces that on 14 August 2008, it purchased for cancellation 2,010,000 ordinary shares at prices between 523.25 pence and 536.75 pence per share.

BP p.l.c. also announces that on 14 August 2008 it transferred to participants in its employee share schemes 563,704 ordinary shares at
a
price
of
519.50 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,902,284,963 ordinary shares in Treasury, and has 18,760,220,970 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1
8
 August 2008

BP p.l.c. announces that on 1
5
 August 2008, it purchased for cancellation 2,02
0
,000 ordinary shares at prices between
515
.25 pence and
529.25
 pence per share.

BP p.l.c. also announces that on 1
5
 August 2008 it transferred to participants in its employee share schemes
20,254
 ordi
nary shares at prices between
516.0
 pence and
613.0
 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds
1,902,264,709

ordinary shares in Treasury, and has
18,758,221,224

ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 August 2008

BP p.l.c. announces that on 18 August 2008, it purchased for cancellation 2,070,000 ordinary shares at prices between 511.50 pence and 522.00 pence per share.

Following the above transaction BP p.l.c. holds 1,902,264,709 ordinary shares in Treasury, and has 18,756,154,614 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 August 2008

BP p.l.c. announces that on 19 August 2008, it purchased for cancellation 1,575,000 ordinary shares at prices between 506.50 pence and 518.00 pence per share.

Following the above transaction BP p.l.c. holds 1,902,264,709 ordinary shares in Treasury, and has 18,754,579,614 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 August 2008

BP p.l.c. announces that on 20 August 2008, it purchased for cancellation 2,085,000 ordinary shares at prices between 511.50 pence and 516.75 pence per share.

BP p.l.c. also announces that on 20 August 2008 it transferred to participants in its employee share schemes 8,426 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,902,256,283 ordinary shares in Treasury, and has 18,752,505,740 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2
2
 August 2008

BP p.l.c. announces that on
21
 August 2008, it purchased for cancellation 1,
401
,
859
 ordinary shares at prices between
507.25
 pence and 51
7
.00 pence per share.

Following the above transaction BP p.l.c. holds
1,902,256,283

ordinary shares in Treasury, and has

18,751,120,681

ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 26 August 2008

BP p.l.c. announces that on 22 August 2008, it purchased for cancellation 1,530,000 ordinary shares at prices between 511.25 pence and 520.50 pence per share.

Following the above transaction BP p.l.c. holds 1,902,256,283 ordinary shares in Treasury, and has 18,749,590,681 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 27 August 2008

BP p.l.c. announces that on 26 August 2008, it purchased for cancellation 1,950,000 ordinary shares at prices between 505.50 pence and 519.25 pence per share.

Following the above transaction BP p.l.c. holds 1,902,256,283 ordinary shares in Treasury, and has 18,747,645,601 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28 August 2008

BP p.l.c. announces that on 27 August 2008, it purchased for cancellation 1,286,955 ordinary shares at prices between 517.75 pence and 522.00 pence per share.

BP p.l.c. also announces that on 27 August 2008 it transferred to participants in its employee share schemes 11,156 ordinary shares at prices between 3.50 pence and 5.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,902,245,127 ordinary shares in Treasury, and has 18,746,369,802 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 29 August 2008

BP p.l.c. announces that on 28 August 2008, it purchased for cancellation 1,500,000 ordinary shares at prices between 521.00 pence and 529.75 pence per share.

Following the above transaction BP p.l.c. holds 1,902,245,127 ordinary shares in Treasury, and has 18,744,869,802 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3.3

BP p.l.c. - Total Voting Rights
BP p.l.c. - 29 August 2008

Voting Rights and Capital -
Transparency Directive Disclosure

London

29

August
 200
8

Pursuant to
Disclosure and
Transparency
Rule 5.6
:-

-
T
he issued share capital of BP p.l.c. comprised
1
8
,
7
49
,
595
,
601

ordinary shares

par value US$0.25 per share
,
excluding shares held in treasury and those bought back for cancellation
, and 12,706,
252 preference shares, p
a
r value £1 per share.
Both the ordinary shares and the preference shares have voting rights.
 Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

-
The total number of voting rights in BP p.l.c. is 18,7
54
,
678,101
. This f
igure excludes (i) 1,902,256,283
 ordinary shares which have been bought
 back and held in treasury by BP; and (ii)
1
87
,
668
,
983
 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meeting
s
.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interes
t in, or a
change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 September 2008

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary